June 2, 2023

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: YCQH Agricultural Technology Co. Ltd

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed March 30, 2023

File No. 333-252500

To the men and women of the SEC:

On behalf of YCQH Agricultural Technology Co. Ltd., (“we”, “us”, or the “Company”), are responding to comments provided by SEC staff, addressed to Ms. Wang Min, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Form 10-K on March 30, 2023.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) Analysis

Form 10-K for the Fiscal Year Ended December 31, 2022

Report of Independent Registered Public Accounting Firm, page 15

1. Please amend your Form 10-K to provide an audit report that addresses the financial statements for both of the years included in the filing.

Company Response: We have amended the Form 10-K by including the audit report that addresses the financial statements for both of the years.

Date: June 2, 2023

/s/ Wang Min
Wang Min
Chief Executive Officer